Exhibit 99.1

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2016

(Unaudited)

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SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2016

(Unaudited)

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - -

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2016	2015
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	7,942	22,246
Restricted bank deposits	1,673	3,274
Trade receivable, net	16,734	15,122
Deferred tax short term	1,450	2,639
Other accounts receivable and prepaid expenses	1,836	1,199
Inventories, net	6,099	3,602

Total current assets	35,734	48,082

LONG-TERM ASSETS
Severance pay funds	252	216
Deferred tax long term	4,507	1,433
Customer Contracts	6,067	4,052
Software and other IP	4,418	4,595
Goodwill	6,897	4,688
Other Intangible assets, net	4,765	1,988
Property and equipment, net	1,223	888

Total assets	63,863	65,942

CURRENT LIABILITIES
Trade payables	2,855	3,705
Employees and payroll accruals	2,767	1,488
Related parties	57	77
Accrued expenses and other liabilities	4,794	2,917
Short-term liability for future earn-out	439	2,051
Total current liabilities	10,912	10,238

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,232	931
Accrued severance pay	481	341
Total long-term liabilities	1,713	1,272

SHAREHOLDERS' EQUITY:
Ordinary shares	1,024	1,053
Additional paid-in capital	81,467	83,201
Accumulated deficit	(31,253)	(29,822)

Total shareholders' equity	51,238	54,432

Total Liabilities and Shareholders' Equity	63,863	65,942

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2016	2015

REVENUES	10,883	15,444

COST OF REVENUES	8,689	5,116

GROSS PROFIT	2,194	10,328

OPERATING EXPENSES
Research and development, net	2,694	1,510
Sales and marketing	4,511	2,869
General and administration	3,437	2,060
Other expenses (income)	(5,635)	-
Total operating expenses	5,007	6,439

OPERATING INCOME (LOSS)	(2,813)	3,889

FINANCIAL EXPENSES, NET	110	111

INCOME (LOSS) BEFORE INCOME TAX	(2,923)	3,778

INCOME TAX BENEFIT (EXPENSE)	1,492	(630)

NET INCOME (LOSS) FOR THE PERIOD	(1,431)	3,148

NET INCOME PER SHARE

Basic	(0.09)	0.23

Diluted	(0.09)	0.22

Weighted average number of ordinary shares used in computing basic income per share	15,075,177	13,862,731

Weighted average number of ordinary shares used in computing diluted income per share	15,163,123	14,048,570

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2014	13,742,586	937	58,210	(30,841)	28,306
Changes during the six months ended June 30, 2015 (unaudited):

Exercise of options, warrants and issuance of share capital, net of issuance costs	2,523,466	163	27,171	-	27,334

Stock- based compensation	-	-	878	-	878
Net income	-	-	-	3,148	3,148
Balance as of June 30, 2015	16,266,052	1,100	86,259	(27,693)	59,666

Balance as of December 31, 2015	15,493,615	1,053	83,201	(29,822)	54,432
Changes during the six months ended June 30, 2016 (unaudited):

Exercise of options	2,500	-	17	-	17

Stock- based compensation	-	-	599	-	599
Treasury shares acquired	(475,610)	(29)	(2,350)		(2,379)
Net income (loss)	-	-	-	(1,431)	(1,431)
Balance as of June 30, 2016	15,020,505	1,024	81,467	(31,253)	51,238

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2016	2015
Cash flows from operating activities:

Net income (loss)	(1,431)	3,148

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,287	743
Increase (decrease) in accrued severance pay	103	(278)
Stock-based compensation	599	878
Decrease (Increase) in deferred tax	(1,666)	630
Capital loss from disposal of property and equipment	(2)	-
Gain on barging purchase	(4,958)	-
Increase in trade receivables, net	(549)	(4,273)
Increase in other accounts receivable and prepaid expenses	(413)	(52)
Decrease (Increase) in inventories, net	589	(204)
Decrease in trade payables	(1,372)	(109)
Increase in employees and payroll accruals	637	724
Decrease in advance payment	-	(2,864)
Increase in accrued expenses and other liabilities	1,123	286

Net cash used in operating activities	(6,053)	(1,371)

Cash flows from investing activities:
Purchase of property and equipment	(165)	(346)
Acquisitions of subsidiaries, net of cash acquired	(2,896)	-
Acquisition of group of assets (non-business)	(1,174)	-
Decrease (increase ) in severance pay fund	(29)	223
Liability for future earn-out	-	(388)
Restricted bank deposits, net	1,649	2,152
Capitalization of software development costs	(1,224)	-
Net cash provided (used in) by investing activities	(3,839)	1,641

Cash flows from financing activities:
Treasury shares acquired	(2,379)	-
Liability for future earn-out	(2,050)	-
Proceeds from issuance of share capital, net of issuance costs	-	27,153
Proceeds from exercise of options and warrants, net	17	181

Net cash provided (used in) by financing activities	(4,412)	27,334

Increase (decrease) in cash and cash equivalents	(14,304)	27,604
Cash and cash equivalents at the beginning of the year	22,246	4,789

Cash and cash equivalents at the end of the year	7,942	32,393

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

Six months
Ended June 30,
2016

Supplemental disclosure of cash flows information:

Appendix A:
Acquisitions of subsidiaries consolidated for the first time (*)

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	2,264
Property and equipment, net	364
Deferred taxes, net	219
Intangible Assets including goodwill	6,198
Contingent consideration	(491)
Payable on account of an acquisition	(700)
7,854

Gain on bargain purchase (**)	(4,958)

Acquisitions of subsidiaries, net of cash acquired	(2,896)

(*) All purchase price allocations of the acquisitions are provisional.

(**) Gain on bargain purchase is attributed to two of the acquisitions.

	Six months
	Ended June 30,
	2016	2015

Cash paid during the period for:
Income taxes, net	-	16

The accompanying notes are an integral part of the consolidated financial statements.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). The Company sells its products through marketing offices in the U.S, Tanzania, , Ecuador and Israel.

b.	On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The Company paid OTI $8.8 million ($10 million less certain price adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of the Company’s e-ID capabilities globally, while providing it with market and technological experts, together with its ID software platforms and technologies.

On June 23, 2015, the Company closed a public offering whereby 2,415,000 shares of common stock were sold by the Company to the public (inclusive of 315,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were approximately $27.1 million, net of underwriting discounts and commissions and offering expenses payable by the Company.

As of June 30, 2016, the Company’s principal activities were conducted mainly through SuperCom Ltd., SuperCom Inc., and LCA Inc.

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NOTE 1:	GENERAL (cont.)

c.	On November 17, 2015, the Company acquired Prevision Ltd., an Israeli based company. The Company paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the Company during the earn-out period and therefore is not part of the business combination. Prevision has a strong presence in the market and offers a broad range of competitive and well-known Cyber Security services.

d.	On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. The Company paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

e.	On March 13, 2016, the Company acquired Safend Ltd, an Israeli based company. In consideration for this acquisition, the Company agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend has over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

f.	On April 18, 2016, the Company acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform, PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and the Company believes this technology will be a highly value-added solution to its secure payment customers around the world.

g.	On May 18, 2016, the Company acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, the Company will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years following the acquisition, mainly based on sales from the Alvarion division. Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses and Connected Events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution.

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NOTE 1:	GENERAL (cont.)

h.	Concentration of risk that may have a significant impact on the Company:

In the first half of year 2016, the Company derived 39% of its total revenue from 3 major customers.

In the first half of year 2015, the Company derived most of its revenues from 3 major customers.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

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NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2016 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2015.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2015 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015 included in the 2015 Form 20-F.

NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2016	2015
	$	$

Raw materials, parts and supplies	3,713	928
Finished products	2,386	2,674

	6,099	3,602

As of June 30, 2016 and December 31, 2015, inventory is presented net of write offs for slow inventory in the amount of approximately $151 and $151, respectively.

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NOTE 4:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

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